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                          August 3, 2021

       Eldar Cegla
       Chief Financial Officer
       Innoviz Technologies Ltd.
       2 Amal Street
       Afek Industrial Park
       Rosh HaAin, Israel 4809202

                                                        Re: Innoviz
Technologies Ltd.
                                                            Registration
Statement on Form F-1
                                                            Filed July 27, 2021
                                                            File No. 333-258203

       Dear Eldar Cegla:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Sherry
Haywood at (202) 551-3345 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing
       cc:                                              Ryan J. Maierson